EXHIBIT 99.1

Caledonia Mining Corporation Plc: Cancellation of the block admission in respect of ATM Sales Agreement

ST HELIER, Jersey, June 12, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has cancelled its block admission, and that no shares have, or will be, allotted pursuant to its "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (the “ATM Sales Agreement”), which was announced on May 18, 2023.

The Company’s Form F-3 Registration Statement under the Securities Act of 1933 dated April 26, 2021 and as amended on May 14, 2021, which enabled the Company to issue shares under the ATM Sales Agreement, expired on May 18, 2024. As a result, the block admission has been cancelled with an effective date of June 12, 2024.

Caledonia gives the following information required by Schedule Six of the AIM Rules for Companies in connection with the ATM Sales Agreement:

Name of company:	Caledonia Mining Corporation Plc
Name of scheme:	ATM Sales Agreement
Period of return:	From May 17, 2024 to June 11, 2024
Number and class of securities not issued under the scheme:	2,000,000 depositary interests representing the same number of common shares
Number of securities issued/allotted under scheme during period:	Nil
Balance under scheme of securities not yet issued/allotted at end of period:	2,000,000 depositary interests representing the same number of common shares
Number and class of securities originally admitted pursuant to the scheme and the date of admission:	2,000,000 depositary interests representing the same number of common shares on May 19, 2023
Contact name and telephone number:	As below

Enquiries: Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39